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Exhibit 12.1

DST Systems, Inc.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands)

	2012	2011	2010	2009	2008
Pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$487,385	$252,336	$439,811	$316,782	$275,333
Add:
Fixed Charges	58,274	60,343	57,840	52,816	68,103
Amortization of capitalized interest	56	53	56	56	55
Distributed earnings of equity investees	4,540		2,517	29,606	651
Subtract:
Capitalized Interest					(86)

Pretax income as adjusted	$550,255	$312,732	$500,224	$399,260	$344,056

Fixed charges:
Interest expense	$43,514	$46,476	$46,133	$42,175	$55,408
Interest capitalized					86

	43,514	46,476	46,133	42,175	55,494
Portion of rents representative of an appropriate interest factor	14,760	13,867	11,707	10,641	12,609

Total fixed charges	$58,274	$60,343	$57,840	$52,816	$68,103

Ratio of earnings to fixed charges	9.4	5.2	8.6	7.6	5.1

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  Exhibit 12.1
DST Systems, Inc. Computation of Ratio of Earnings to Fixed Charges (dollars in thousands)